FIRST QUARTER 2003

MANAGEMENT’S
DISCUSSION AND ANALYSIS

Three Months Ended

March 31, 2003

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 2

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Management’s Discussion and Analysis
for the three months ended March 31, 2003

Sun Life Financial Services of Canada Inc. (the “Company”, and together with its subsidiaries and joint ventures, “Sun Life Financial”) reported shareholders’ net income for the first quarter of 2003 of $343 million, or 56 cents per share, an increase of $87 million from the $256 million earned in the first quarter a year ago.

FINANCIAL SUMMARY
Unaudited

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Shareholders’ Net Income ($mm)	343	310	361	71	256
Revenues ($mm)	5,758	6,028	5,803	5,832	5,438

Earnings Per Share ($)	0.56	0.50	0.58	0.14	0.59

Return on Equity (%)	9.3	8.4	10.1	2.8	13.2

Average Shares Outstanding (mm)	616.8	618.4	618.2	499.2	431.7
S&P 500 Index (daily average)	861	886	895	1,070	1,132

Despite ongoing volatility and uncertainty across international capital markets, and in particular the poor performance of the U.S. economy, the Company continued to report steady earnings. The strategic diversification reflected in Sun Life Financial’s business model and ongoing commitment to effective risk management has mitigated the impact of these difficult economic factors.

Solid contributions from Sun Life Financial’s Canadian and U.K. operations helped to offset the impact of lower equity markets and spread compression in the fixed annuity business in the U.S. Sun Life Financial management has implemented significant measures, including reduced commission levels on new business and new product pricing, to respond to the adverse business conditions in the U.S. annuity market.

During the first quarter the Company reduced the number of its outstanding common shares by approximately five million. As well, the Company increased its stake in CI Fund Management Inc. (CI) which will allow it to participate more fully in the future growth of CI, furthering Sun Life Financial’s strategic objective of achieving leadership positions in key target markets in North America.

Solid performance in the Company’s Canadian and U.K. operations were offset by the decline in earnings in the U.S. Annuities division. The U.S. Annuities division results reflected the effect of persistent low interest rates as well as the continued decline in the equity capital markets in the quarter. As interest rates continued to decline, the impact of U.S. legislated minimum interest

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 3

rates on certain fixed annuity contracts contributed to reductions in the interest spread earned on the contracts.

The severity of the market decline is evidenced by the fall in the S&P 500 Index daily average to 861 for the first quarter of 2003. This represented a year-over-year decline of 24 per cent from the 1,132 average in the first quarter a year ago. Relative to the already depressed levels of 886 in last year’s fourth quarter, the S&P 500 Index daily average declined an additional three per cent.

FINANCIAL REVIEW

Earnings and Profitability

Total earnings of $342 million, which include shareholder and policyholder earnings, increased $88 million, or 35 per cent, as compared to the $254 million earned in the first quarter of 2002.

Return on equity (ROE) in the first quarter of 2003 improved from the previous quarter partially as a result of increased shareholder earnings and lower equity levels due to currency fluctuations and share repurchases. ROE for the first quarter of 2003 declined relative to the first quarter of 2002 reflecting the increase in equity related to the goodwill and intangibles arising from the acquisition of Clarica Life Insurance Company (Clarica). ROE for the first quarter of 2003 was 9.3 per cent, compared to 8.4 per cent in the fourth quarter of 2002 and 13.2 per cent in the first quarter of 2002.

Revenue

Total revenue in the first quarter was $5.8 billion, an increase of $320 million, or 5.9 per cent, compared to the $5.4 billion recorded in the quarter ending March 31, 2002. Revenues in the first quarter of 2003 were up $1.2 billion in Canada, primarily due to the completion of the Clarica acquisition in the second quarter of 2002. This increase was partially offset by lower U.S. annuity premiums and reduced fee income at MFS Investment Management (MFS).

First quarter 2003 annuity premiums were lower than the first quarter of 2002 by $539 million. U.S. fixed annuity premiums were $667 million lower. The decline in U.S. fixed annuity premiums was partially offset by an increase in Canada due to the Clarica acquisition.

Life and Health premiums of $2.1 billion were $752 million higher than the first quarter of 2002 mainly because of the Clarica acquisition and higher U.S. individual life insurance premiums.

An increase of $297 million in investment income for Sun Life Financial Canada, mainly due to the Clarica acquisition, was partially offset by reduced investment income in Sun Life Financial U.S. and Sun Life Financial U.K. attributable to equity market declines as well as higher asset provisions in Sun Life Financial U.S.

Fee income of $705 million in the first quarter of 2003 was $115 million lower than the first quarter of 2002 mainly due to declines in equity markets, which reduced fee income in Sun Life Financial U.S., MFS and Sun Life Financial U.K.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 4

Assets Under Management

At March 31, 2003, assets under management, which exclude the assets managed by CI, were $336.8 billion, a decrease of $23.8 billion or 6.6 per cent relative to the $360.6 billion at December 31, 2002. The decrease in assets under management during the quarter was primarily the result of (i) unfavourable changes of $17.1 billion due to currency fluctuations and market value declines of $5.8 billion; (ii) the sale of Clarica U.S., Inc. (Clarica U.S.), which reduced assets by $5.3 billion; partially offset by (iii) net sales of mutual, managed and segregated funds of $2.2 billion and other business growth.

On a year-over-year basis, assets under management decreased by $20.1 billion or 5.6 per cent relative to the $356.9 billion at March 31, 2002. The year-over-year decrease was primarily the result of (i) unfavourable changes of $16.8 billion due to currency fluctuations and market value declines of $52.2 billion; (ii) the sale of Spectrum Investment Management Limited (Spectrum) to CI ($7.2 billion); partially offset by (iii) an increase from the Clarica acquisition; and (iv) net sales of mutual, managed and segregated funds of $6.3 billion and other business growth.

Changes in Balance Sheet and Shareholders’ Equity

Total general fund assets of $115.8 billion at March 31, 2003 were $7.6 billion lower than the December 31, 2002 balance of $123.4 billion. The decrease was partially due to the strengthening of the Canadian dollar relative to the U.S. dollar. This fluctuation in currency rates decreased March 31, 2003 assets by $4.5 billion compared to December 31, 2002 levels. The sale of Clarica U.S. in January 2003 also contributed $5.3 billion to the reduction in general fund assets.

Total general fund assets of $115.8 billion at the end of the first quarter of 2003 were up $34.3 billion from the levels at the end of the first quarter of 2002 primarily due to the acquisition of Clarica in the second quarter of 2002, offset by currency fluctuations that reduced March 2003 asset levels by $3.6 billion.

Shareholders’ equity was $14.5 billion at March 31, 2003, a decrease of $381 million from December 31, 2002. First quarter shareholders’ net income, before stock option costs, contributed $351 million, which was offset by dividend payments of $105 million in the quarter. Purchase and cancellation of common shares offset by the issue of new shares reduced shareholders’ equity by $53 million. Shareholders’ equity decreased by $575 million primarily due to a stronger Canadian dollar relative to the U.S. dollar.

Cash Flows

Net cash flows for the first quarter of 2003 were $318 million compared to $7 million in the first quarter of 2002. An increase of $583 million provided by operating activities, mainly from the addition of the Clarica operations, was offset by an increase of $525 million used in investing activities. Net cash used in financing activities in the first quarter of 2003 was $189 million lower than in the first quarter of 2002. The first quarter of 2002 included $300 million used for the redemption of subordinated debt and the first quarter of 2003 included $116 million for the purchase and cancellation of common shares.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 5

PERFORMANCE BY OPERATING UNIT

Sun Life Financial Canada

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Revenues ($mm)	2,150	2,199	2,059	1,323	982
Net Income ($mm)	184	185	173	94	61
ROE (%)	10.7	10.8	10.1	12.3	20.0

In the first quarter of 2003, Sun Life Financial Canada earned $184 million, an increase of $123 million, or 202 per cent, over the $61 million earned in the first quarter of 2002 primarily due to the addition of Clarica operations. Improved Retail Life Insurance income and solid Group Benefits results also contributed significantly.

ROE for the first quarter of 2003 declined to 10.7 per cent compared to the ROE of 20.0 per cent for the first quarter in 2002 primarily related to the addition of $4.3 billion of goodwill and other intangibles related to the acquisition of Clarica.

	NET INCOME/(LOSS)
	Quarterly Results

($mm)	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Retail Life Insurance	49	57	49	23	11
Group Benefits	62	61	44	29	23
Reinsurance	15	7	18	7	—
Group Retirement Services	19	18	18	13	8
Retail & Other Wealth Management	41	38	27	21	11
Investment Portfolio & Other	(2)	4	17	1	8

Total	184	185	173	94	61

•	Retail Life Insurance reported earnings of $49 million for the current quarter, an increase of $38 million from the first quarter of 2002, and a decrease of $8 million over the fourth quarter of 2002. Earnings were up over the prior year primarily due to the addition of Clarica’s operations. Fourth quarter earnings included $17 million of favourable special items.

•	Group Benefits earned $62 million in the first quarter of 2003, an increase of $39 million as compared to the first quarter of 2002 due to improved morbidity experience and the addition of Clarica’s operations.

•	Reinsurance earned $15 million in the first quarter of 2003, up $8 million from the fourth quarter. Mortality experience was unfavourable in the fourth quarter of 2002.

•	Group Retirement Services earned $19 million in the first quarter of 2003, an increase of $11 million over the first quarter of 2002 due to the addition of Clarica’s operations.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 6

•	Retail & Other Wealth Management earnings were up $30 million over the first quarter of 2002. First quarter 2003 earnings included $14 million from the equity ownership of CI, an increase of $9 million as compared to the first quarter of 2002 earnings of $5 million from Spectrum, which was sold to CI in the third quarter of 2002. The remainder of the increase was due primarily to the acquisition of Clarica’s Retail Wealth Management business.

Sun Life Financial United States

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Revenues ($mm)	2,620	2,757	2,559	3,247	3,314
Net Income ($mm)	54	100	101	75	98
ROE (%)	4.8	7.3	7.4	6.1	8.7

Sun Life Financial United States earned $54 million in the first quarter of 2003, compared to $100 million in the fourth quarter of 2002, a decrease of $46 million, or 46 per cent. The low interest rate environment and equity market declines were the main contributing factors to the reduction in earnings. After-tax bond provisions in the first quarter of 2003 were $16 million higher than in the first quarter of 2002.

	NET INCOME/(LOSS)
	Quarterly Results

($mm)	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Annuities	25	57	69	80	63
Individual Life	24	32	31	23	32
Group Life & Health	9	18	7	12	12
Investment Portfolio & Other	(4)	(7)	(15)	(43)	(9)
Clarica U.S	—	—	9	3	—

Total	54	100	101	75	98

•	Earnings in the Annuities division reflected (i) the impact of the lower level of the equity markets on variable annuity fee income, (ii) spread compression in the fixed annuity business, and (iii) increases in bond provisions. The Annuities division reported earnings of $25 million, a decrease of $38 million compared to the $63 million earned in the first quarter of 2002. Bond provisions in the first quarter of 2003 reduced earnings by $6 million more than in the first quarter of 2002.

Earnings in the Annuities division were down $32 million in the first quarter of 2003 from the fourth quarter of 2002. This decline in earnings was primarily due to the impact of spread compression in the fixed annuity business and lower equity markets.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 7

The change in intrinsic value of the S&P 500 Puts hedge first purchased in the second quarter of 2001 continues to offset any impact the decline in equity markets would have had on the actuarial liability for variable annuity guaranteed death benefits or deferred acquisition costs (DAC) levels.

•	Individual Life earned $24 million, a decrease of $8 million or 25 per cent as compared with the $32 million earned in both the fourth quarter of 2002 and the first quarter of 2002. The decrease was primarily driven by higher mortality as well as new business strain from increased Universal Life sales.

•	Group Life & Health earned $9 million in the first quarter of 2003, $3 million less than the first quarter of 2002 primarily due to higher disability claims, and $9 million less than the fourth quarter of 2002 primarily due to favourable claims experience in the fourth quarter of 2002.

MFS Investment Management

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Revenues ($mm)	408	441	457	538	543
Net Income ($mm)	28	30	39	58	47
ROE (%)	40.1	36.0	43.0	59.4	44.3
Average Net Assets (C$B)	169	176	176	204	216

MFS Investment Management contributed $28 million to Sun Life Financial’s net income in the first quarter of 2003, a decline of $19 million, or 40 per cent, relative to the $47 million contributed in the first quarter of 2002. The significant decline in equity markets during the latter half of 2002 has continued to have a direct impact on assets under management, revenues and therefore, earnings. The S&P 500 Index averaged 1,132 in the first quarter of 2002, but only 861 for the first quarter of 2003, a decline of 24 per cent. Average net assets (ANA) were $169 billion in the first quarter of 2003, a decline of $47 billion, or 22 per cent relative to the first quarter of 2002. The strengthening of the Canadian dollar against the U.S. currency reduced ANA by five per cent.

MFS’ contribution to Sun Life Financial’s net income declined by $2 million, or seven per cent compared to the fourth quarter of 2002 contribution of $30 million. On a U.S. dollar basis, the ANA was down less than one per cent versus the fourth quarter of 2002. However, a reduced number of advisory fee days along with an after-tax charge of $2 million for office space consolidation partially offset the operating expense savings resulting from the staff reductions in the fourth quarter. The strengthening of the Canadian dollar relative to the U.S. dollar also contributed to the decline in earnings relative to the fourth quarter of 2002.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 8

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Assets Under Management (C$B)	166	179	171	187	221
Net New Sales (C$B)	2.0	1.4	(2.6)	1.7	4.6
Market/Currency Movement (C$B)	(14.8)	7.0	(13.5)	(35.8)	(3.2)

•	Assets Under Management ended the first quarter of 2003 at $166 billion (US$112 billion) for a decrease of $13 billion during the quarter. Negative market action along with a six per cent decline from the currency movement more than offset positive net new sales for the quarter.

•	MFS generated net sales of US$1.3 billion for the first quarter during a very difficult market environment. Positive net flows from retail mutual funds, institutional products, managed accounts and offshore products offset continued weakness in the variable annuity markets.

•	Based on Lipper data, 69 per cent of MFS’ equity funds and 87 per cent of its fixed income funds were in the top two quartiles for three-year performance through March 31, 2003.

•	MFS was ranked #10 among U.S. retail mutual fund companies with US$63 billion in long-term mutual fund assets under management as of March 31, 2003.

•	MFS was awarded best Mixed Equity Group (balanced funds) for three-year performance in the Lipper Fund Awards. Morningstar Japan named the offshore MFS Japan Equity Fund as “Rookie of the Year”.

Sun Life Financial Asia

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Revenues ($mm)	145	192	161	185	123
Philippine Operations	8	11	12	9	9
Other Asian Operations	(1)	1	(6)	(5)	(7)

Net Income/(Loss) ($mm)	7	12	6	4	2
ROE (%)	5.6	9.4	4.9	3.3	1.6

Sun Life Financial Asia’s joint venture insurance operation in India continues to experience strong sales growth, providing significant contributions to the overall sales growth in the region. Total Sun Life Financial Asia revenue for the current quarter increased $22 million or 18 per cent compared to the first quarter of 2002. The decrease in revenue from the fourth quarter of 2002 was primarily due to seasonality in premiums and lower single premium revenues.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 9

Earnings for Sun Life Financial Asia for the first quarter of 2003 were $7 million, an increase of $5 million compared to $2 million in the same quarter the year before, with improvements mainly from the India wealth management joint venture and the Hong Kong insurance business.

Sun Life Financial United Kingdom

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Net Income ($mm)	50	48	34	66	42
ROE (%)	19.5	20.4	14.8	32.7	20.1

Earnings for Sun Life Financial U.K. were $50 million in the first quarter of 2003, an increase of $8 million relative to earnings of $42 million in the first quarter of 2002. The increase in earnings reflects continued reductions in operating expenses and the positive impact of reinsurance treaties, partially offset by the impact of further declines in the equity markets and higher than expected group insurance claims.

Earnings increased by $2 million over the fourth quarter of 2002. Reduced operating expenses and the positive impact of reinsurance treaties were partially offset by the impact of further declines in equity markets and higher than expected group insurance claims in the first quarter of 2003 compared to the very favourable claims experience in the fourth quarter of 2002.

On January 13, 2003, the Company announced that it had signed a definitive agreement to sell its U.K. group insurance business to Unum Limited (UnumProvident), a U.K. subsidiary of UnumProvident Corporation. Under the agreement, UnumProvident acquired Sun Life Financial’s U.K. group income protection business, through a reinsurance agreement, together with the renewal rights to the group life business. The transaction was completed in the first quarter of 2003.

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other operating units and the earnings for the accident and health reinsurance line.

	Quarterly Results

	1Q’03	4Q’02	3Q’02	2Q’02	1Q’02

Net Income/(Loss) ($mm)	20	(65)	8	(226)	6

Corporate Capital reported earnings of $20 million in the first quarter of 2003 compared to earnings of $6 million in the comparable period a year earlier. The $14 million increase in reported earnings is primarily due to a gain related to the disposition of the U.K. group insurance business partially offset by the recognition of employee stock options costs, as the Company did not begin to record employee stock option costs until the second quarter of 2002. Increased investment income on capital transferred from operating business units was largely offset by

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 10

higher shareholder-related costs due to the increased number of shareholders as the result of the Clarica acquisition.

Compared with the fourth quarter of 2002, Corporate Capital earnings increased $85 million. Fourth quarter results included a loss of $48 million on the sale of Clarica U.S. Adjusting for this loss, net income in the first quarter of 2003 was $37 million higher than in the fourth quarter of 2002. This increase was primarily due to the gain arising from the disposition of the U.K. group insurance business, increased investment income on capital transferred from operating business units and lower operating expenses. In addition, the run-off reinsurance business reported break-even results compared to a loss of $5 million in the fourth quarter of 2002.

RECENT EVENTS

•	Reflecting recent trends in Corporate governance, on April 3, 2003, Sun Life Financial announced its intention to appoint William W. Stinson, currently the Lead Director, as non-executive Chairman of both Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada, immediately following the annual meeting of the two companies on June 4, 2003. Donald A. Stewart, current Chairman and Chief Executive Officer, will continue as Chief Executive Officer and as an ongoing member of the two Boards.

•	On February 28, 2003, Sun Life Financial announced that it had completed the sale of its U.K. group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation.

•	On February 19, 2003, Sun Life Financial announced the appointment of Robert C. Salipante as President, Sun Life Financial U.S., effective February 25, 2003. Mr. Salipante succeeds James A. McNutty III who will retire later this year after 13 years of service with the Company.

•	On January 28, 2003, Sun Life Financial announced that an agreement had been reached to sell the brokerage accounts of Sun Life Securities Inc. to E*TRADE Canada.

•	On January 7, 2003, Sun Life Financial announced the completion of the sale of Clarica U.S. to Midland National Life Insurance Company.

OTHER MATTERS

In accordance with the provisions of Sun Life Assurance Company of Canada’s (Sun Life Assurance) Demutualization Plan, demutualization benefits issued to eligible policyholders of Sun Life Assurance in March 2000 that have not been claimed by those policyholders were cancelled on February 22, 2003. The unclaimed demutualization benefits consist of approximately $10 million in cash, three million common shares of the Company and $2.5 million of shareholder dividends. This action does not mean that eligible policyholders can no longer claim these demutualization benefits. Eligible policyholders who have not claimed their benefits can do so by contacting Shareholder Services at Sun Life Financial by email at

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 11

shareholderservices@sunlife.com or in writing to 150 King Street West, 6th floor, Toronto, Ontario, Canada M5H 1J9.

On February 10, 2003, Sun Life Financial Services of Canada Inc. filed with The Toronto Stock Exchange a notice of intent to purchase up to 30,917,085 common shares of the Company, representing approximately five per cent of its issued and outstanding common shares. This repurchase program covers the period from February 14, 2003 to January 5, 2004. As part of the share repurchase program, the Company purchased and cancelled 4.2 million of its common shares during the first quarter of 2003.

The Company increased its ownership stake in CI to 34 per cent by issuing 2.1 million common shares in exchange for 5.5 million common shares of CI. As of March 31, 2003, the Company had 613.4 million common shares issued and outstanding.

Risk Management

The Company, through its ongoing risk management procedures, reviews risk factors and reports to senior management on a monthly basis. The results of these monthly risk review meetings are also reported to the Board of Directors’ Risk Review Committee, which meets four times a year. The Company’s risk management procedures and risk factors are described in the annual Management’s Discussion and Analysis and the Annual Information Form.

Outlook

Certain aspects of the Company’s wealth management businesses are exposed to fluctuations in equity markets and interest rate levels. To date, the Company’s strategies to mitigate the impact of volatile market conditions have succeeded in maintaining stable financial results. The Company has undertaken measures, including changes in commissions paid, new product introductions and operating expense reductions, to partially mitigate the impact of current economic conditions. Further market fluctuations could, however, have an adverse impact on future earnings.

Certain portions of the Company’s earnings are denominated in foreign currencies. During the first quarter of 2003 the weakening of the U.S. dollar and the G.B. pound, compared to the previous quarter, reduced earnings by approximately $4 million.

The Company holds $67.9 billion in bonds as part of its general fund assets, of which 96 per cent are investment grade. In the first quarter of 2003, the Company took pre-tax provisions of $38 million to reflect potential impairments in its bond holdings. Given the high percentage of investment grade holdings and the provisions taken to date, the Company is well positioned overall; however, it is not immune from adverse credit events. The Company continues to monitor the adequacy of its provisions on an ongoing basis.

Sun Life Financial/First Quarter 2003 Management’s Discussion and Analysis	Page 12

Forward-Looking Statements

This management’s discussion and analysis contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.